Filed by: Danaher Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Danaher Corporation

Commission File No.: 1-08089

Danaher Announces Preliminary Results of Split-Off Exchange Offer in Connection with NetScout Transaction; Completes Merger

•	Danaher completed the merger of its Communications businesses (including Tektronix Communications, Arbor Networks and parts of Fluke Networks) with NetScout in a tax-free transaction to create a premier global provider of network management solutions for carrier and enterprise customers.

Washington, D.C., July 14, 2015 – Danaher Corporation (NYSE: DHR) announced today the preliminary results of its exchange offer for Danaher common stock in connection with the previously announced separation of Danaher’s Communications business and the merger of Potomac Holding LLC, the Danaher subsidiary holding its Communications business, with a subsidiary of NetScout Systems, Inc. (NASDAQ: NTCT). Danaher has accepted shares of Danaher common stock tendered in the exchange offer, subject to proration, and the merger has closed.

In the exchange offer, Danaher shareholders had the option to exchange some, none or all of their shares of Danaher common stock for Potomac Holding LLC common units, subject to proration. As a result of the closing of the merger, each Potomac Holding LLC common unit has been automatically converted into the right to receive one share of NetScout common stock. As a result, Danaher shareholders who tendered their shares of Danaher common stock as part of the exchange offer will receive approximately 2.4000 shares of NetScout common stock for each share of Danaher common stock tendered and accepted for exchange.

Exchange Offer Results

Pursuant to the exchange offer, which expired at midnight, New York City time, on July 13, 2015, and based on a preliminary count by the exchange agent, a total of approximately 31,249,037 shares of Danaher common stock were validly tendered and not properly withdrawn prior to the expiration of the exchange offer, including 12,556,040 shares tendered pursuant to guaranteed delivery procedures. The total number of shares tendered includes an estimated 175,603 shares of Danaher common stock tendered by odd-lot shareholders (excluding certain plan participants in Danaher savings plans) not subject to proration. Danaher will exchange a total of 26,041,666 shares of Danaher common stock in the exchange offer.

Based on the total number of shares of Danaher common stock reported to be tendered and not properly withdrawn prior to the expiration of the exchange offer, including shares tendered pursuant to guaranteed delivery procedures, the exchange offer was oversubscribed by approximately 5,207,371 shares, resulting in a preliminary proration factor of approximately 83.24 percent.

Danaher will not be able to determine the final proration factor until the end of the exchange offer’s guaranteed delivery period at 5:00 p.m., New York City time, on July 16, 2015. Danaher will publicly announce the final proration factor, which may be different from today’s preliminary estimate, after it has been determined.

Because more than 26,041,666 shares of Danaher common stock were tendered, following the closing of the merger, all Potomac Holding LLC common units owned by Danaher have been deposited with the exchange agent for distribution in the exchange offer.

ABOUT DANAHER

Danaher is a global science and technology innovator committed to helping its customers solve complex challenges and improving quality of life around the world. Its family of world class brands have unparalleled leadership positions in some of the most demanding and attractive industries, including health care, environmental and industrial. The company’s globally diverse team of 71,000 associates is united by a common culture and operating system, the Danaher Business System. In 2014, Danaher generated $19.9 billion in revenue and its market capitalization exceeded $60 billion. For more information please visit www.danaher.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not strictly historical, including statements regarding the expected effects of the proposed distribution of the Communications business to Danaher stockholders and the combination of such business with NetScout (the “Transaction”), the anticipated timing and terms of the Transaction and any other statements regarding events or developments that Danaher believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the parties’ ability to complete the Transaction on the anticipated terms and schedule, including the anticipated tax treatment for the Transaction, the risk that the Transaction will harm Danaher’s business, and the risk of deterioration of or instability in the business performance of the Communications business or NetScout, of their respective served markets or in the general economy.

Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Danaher’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These forward-looking statements speak only as of the date of this release and Danaher assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of NetScout, Danaher’s Communications business or Danaher. In connection with the Transaction, Potomac Holding LLC has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and Form S-1 in connection with its separation from Danaher, and NetScout has filed with the SEC a registration statement on Form S-4, each of which includes a prospectus. Investors and security holders are urged to read the registration statements, the prospectus and any other relevant documents, because they contain important information about NetScout, the Communications business of Danaher and the Transaction. The registration statements, the prospectus and other relevant documents relating to the Transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Danaher’s website at investors.danaher.com/netscout or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

TENDER OFFER DOCUMENTS

On May 14, 2015, Danaher filed with the SEC a tender offer statement on Schedule TO regarding the exchange offer for the split-off of the Communications business as part of the proposed Transaction. Investors and security holders are urged to read the tender offer statement (as updated and amended) because it contains important information about the Transaction.

Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Danaher with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and other documents may also be obtained free of charge from Danaher’s website at investors.danaher.com/netscout.

For further information contact: Matthew E. Gugino, Telephone: (202) 828-0850

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